UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 30, 2016

BrewDog USA Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

47-3649817
(I.R.S. Employer Identification No.)

65 E. State St, Suite 1800 Columbus, Oh 43215
(Full mailing address of principal executive offices)

614-400-3077
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Since the inception of this Regulation A offering, BrewDog USA Inc. has offered shares of its common stock for sale at $47.50 per share, with a minimum purchase of two (2) shares per investor.

On November 30, 2016, BrewDog USA Inc. commenced a promotion and marketing campaign in which existing shareholders who purchase shares through the Regulation A offering, and those who purchase such shares during said promotion, will have the right to opt in, in each shareholder's individual discretion, to the promotion, by electronically agreeing to the terms of an online contract related to the promotion. For shareholders who opt in and agree to the contractual terms, BrewDog USA Inc. has agreed to double the amount of shares specified by the shareholder in their contractual submission, based upon the outcome of a vote of shareholders who opt in, as to the positive outcome of a legal wager to be made in a casino by James Watt, Chief Executive Officer and/or Martin Dickie, Chief Operations Officer of the issuer. For shareholders who opt in and agree to the contractual terms, each shareholder will agree to grant back to BrewDog USA Inc. the amount of shares specified by the shareholder in their contractual submission, based upon the negative outcome of the same legal wager to be made in a casino by James Watt, Chief Executive Officer and/or Martin Dickie, Chief Operations Officer of the issuer.

All grants of shares of issuer's common stock either to or from BrewDog USA Inc. shall occur after the close of the Regulation A offering.

The shares used to double the shareholdings of shareholders who opt-in to the promotion through the aforementioned contract, shall come from the 6,315,789 shares of common stock presently held by BrewDog pic, the issuer's majority shareholder, thus causing no dilution to shareholders who purchase shares in the Regulation A offering. All dilution that occurs will only affect BrewDog pic. Any shares granted back to BrewDog USA Inc. by shareholders who opt-in to the promotion through the aforementioned contract, shall become treasury stock of the issuer.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): BrewDog USA Inc.

By (Signature and Title): /s/ James Watt, Chief Executive Officer

Date: November 30, 2016